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Justin Dobbie	Hamburg	San Francisco
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Re:	Motorcar Parts of America, Inc.
Post-effective Amendment No. 1 to Form S-1
Filed September 3, 2013
File No. 333-182075

Dear Mr. Dobbie:

On behalf of Motorcar Parts of America, Inc. (the “Company”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 29, 2013 related to the above-referenced Post-effective Amendment No. 1 to Form S-1 (the “Amendment”), filed on September 3, 2013.

Risk Factors, page 3

1.	We note your response to our prior comment 5 and reissue in part. Please revise to disclose the current status, quantitatively, as appropriate, with respect to any material debt covenants for which you were noncompliant or received waivers and you are reasonably likely to be in breach of in the future.

Response: In response to the Staff’s comment, the Company confirms that, with respect to any material debt covenants, it is not currently noncomlpliant or reasonably likely to be in breach in the future.

*    *    *    *

October 31, 2013 Page 2

Please  note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C.   The Company expects to file another amendment concurrently with filing its Form 10-Q for the quarter ended September 30, 2013 and would like to go effective as soon thereafter as possible.

The Company hereby acknowledges that:

i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review the Company’s responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have.  Please feel free to contact me by telephone at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk
Steven B. Stokdyk
of Latham & Watkins LLP

cc:	Michael Umansky, Motorcar Parts of America, Inc.
Selwyn Joffe, Motorcar Parts of America, Inc.